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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                            (Amendment No. _______)*



                           SI Handling Systems Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)


              SI Handling Systems Inc., Common Stock par value 1
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                784255101
                 ---------------------------------------------
                                (CUSIP Number)

Check the following box if a legal fee is being paid with this statement [x]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)(See Rule 13d-17).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 8 pages

SEC 1745 (2-95)
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---------------------------                       ------------------------------
CUSIP NO. 784255101                   13G             Page 2  of  4   Pages
          ------------                                     --     --
---------------------------                       ------------------------------
--------------------------------------------------------------------------------
1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person


         Emerald Advisers, Inc.
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2        Check the Appropriate Box if a Member of a Group*
                                                          (a) [_]

                                                          (b) [_]
--------------------------------------------------------------------------------
3        SEC Use Only


--------------------------------------------------------------------------------
4        Citizenship or Place of Organization


         Pennsylvania
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                   5         Sole Voting Power


                             117,750
                   -------------------------------------------------------------
Number of Shares   6         Shared Voting Power
Beneficially
Owned by Each
Reporting Person
With                         0
                   -------------------------------------------------------------
                   7         Sole Dispositive Power

                             231,050
                   -------------------------------------------------------------
                   8         Shared Dispositive Power

                             0
--------------------------------------------------------------------------------
9        Aggregate Amount Beneficially Owned by Each Reporting Person

         231,050
--------------------------------------------------------------------------------
10       Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

--------------------------------------------------------------------------------
11       Percent of Class Represented by Amount in Row 9
         9.4%
--------------------------------------------------------------------------------
12       Type of Reporting Person*
         IA
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!
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Schedule 13G                                                    Page 3 of 4
Emerald Advisers, Inc.

Item 1.

     (a)      The name of issuer is SI Handling Systems Inc.

     (b) The address of issuer's principal executive offices is 600 Kuebler Road, P.O. Box 70, Easton, PA 18040

Item 2.

     (a)      The person filing is Emerald Advisers, Inc.

     (b) The address of the principal business office of person filing is 1857 William Penn Way, Lancaster, Pennsylvania 17601

     (c)      The state of organization is Pennsylvania

     (d)      The title of the class of security is common stock par value 1

     (e)      The CUSIP number is 784255101

Item 3.

     (e)      The person filing is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940.


Item 4.

     (a)      The amount beneficially owned is 231,050.

     (b)      The percent of class is 9.4% .

     (c)(i) The number of shares as to which Emerald Advisers, Inc. has sole voting power is 117,750.

     (c)(ii) The number of shares as to which Emerald Advisers, Inc. has shared voting power is 0.

     (c)(iii) The number of shares as to which Emerald Advisers, Inc. has sole dispositive power is 231,050.

     (c)(iv) The number of shares as to which Emerald Advisers, Inc. holds shared dispositive power is 0.

Schedule 13G                                                    Page 4 of 4
Emerald Advisers, Inc.

Item 5.

     Not applicable.

Item 6.

     Other persons have the right to receive and/or the power to direct the receipt of dividends from, and the proceeds from the sale of, such securities. Of these persons, no person has the right to receive and/or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than five percent of such securities.

Item 7.

     Not applicable.

Item 8.

     Not applicable.

Item 9.

     Not applicable.

Item 10.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  -----------------------------------------
                                                   Date

                                  -----------------------------------------
                                                   Signature

                                  Scott L. Rehr, Senior Vice President President